April 8, 2011


Mr. Brick Barrientos
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:   Touchstone Funds Group Trust
      File  No. 811-8104

Dear Mr. Barrientos:

This will confirm our telephone conversation on Friday, April 1, 2011 regarding the Preliminay 14A filing made by Touchstone Funds Group Trust ("Registrant") on March 22, 2011. Your comments and the Registrant's responses are set forth below:

Comment

You asked us that we discuss the conversion of Class Z shares to Class A shares and the waiver of the sales load in the "Summary of the Proposal" section of the proxy statement.

Response

The requested change has been made.

Comment

You asked that we provide language in the proxy statement that discussess why a 12b-1 plan would be more advantageous to shareholders than the existing shareholder servicing plan that the Class Z shares utilizes.

Response

The requested change has been made.

Comment

You asked that we add a footnote to the fee table on page 7 of the proxy statement that discusses the sales load waiver.

Response

The requested change has been made.

Comment

You stated that to include the line items "Fee Waiver and/or Expense Reimbursement" and "Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement" in the fee table on page 7, the expense limitations of the Fund must extend for at least one year from the date of the shareholder meeting.


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Response

The requested change has been made. The expense limitations are now contractual through January 27, 2013.

Comment

In reference to the following consideration of the Trustees on page 9 of the proxy statement, you asked that we provide language regarding the contractual expense limitation agreement.

2. the fact that the conversion of Class Z shares into Class A shares will result in lower net expenses for the Class Z shareholders upon conversion;

Response

The requested change has been made.


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In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary



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